# PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash | $ | 2,282 |
| Accounts receivable | | 18,080 |
| Prepaid expenses | | 7,744 |
| Total current assets | | 28,106 |
| **FIXED ASSETS** | | 17,632 |
| Less: accumulated depreciation | | (13,105) |
| Fixed assets, net | | 4,527 |
| TOTAL ASSETS | $ | 32,633 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 1,849 |
| **MEMBER'S EQUITY** | | 30,784 |
| TOTAL | $ | 32,633 |

The accompanying notes are an integral part of these financial statements.